[Letterhead of Morgan, Lewis & Bockius LLP]




September 17, 2004


VIA EDGAR

Securities and Exchange Commissions
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Re:      ACP Continuum Return Fund II, LLC
         FILE NO. 811-21030

Ladies and Gentlemen:

On behalf of our client, ACP Continuum Return Fund II, LLC (the "Company"), we are filing, pursuant to the Investment Company Act of 1940, a definitive copy of the Schedule 14A, notice, proxy statement and form of proxy ("Proxy Materials") for the Special Meeting of Unitholders (the "Meeting") to be held on Friday, October 8, 2004.

The Meeting is being called to approve a new investment management agreement between the Company and Ascendant Capital Partners, LLC. Definitive proxy materials will be mailed to shareholders on or about Friday, October 1, 2004. Please direct any questions or comments you may have to my attention at the address listed above. In addition, please feel free to contact me at
202.739.5692 with your questions or comments.


Sincerely,

/s/ Monica L. Parry
-------------------

Monica L. Parry

cc:      Mr. Gary Shugrue